FORM 3

OMB APPROVAL

OMB Number: 3235-0104
Expires: September 30, 1998
Estimated average burden hours per response 0.5

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility

(Print or Type Responses)

Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*

Laidlaw Inc.
3221 North Service Road
Burlington, Ontario, Canada  L7R 3Y8

2. Date of Event Requiring Statement (Month/Day/Year): 12/30/96

3.  IRS or Social Security Number of Reporting Person (Voluntary)

4.  Issuer Name and Ticker or Trading Symbol:

Allied Waste Industries, Inc.

5. Relationship of Reporting Person to Issuer (Check all applicable)
____ Director
_X_  10% Owner
____ Officer (give title below)
____ Other (specify below)
______________________________

6. If Amendment, Date of Original (Month/Day/Year): N/A

7. Individual or Joint/Group Filing  (Check Applicable Line)
_X_  Form filed by One Reporting Person
___  Form filed by More than One Reporting Person


Table I - Non-Derivative Securities Beneficially Owned

1. Title of Security  (Instr. 4):  Common Stock

2. Amount of Securities Beneficially Owned (Instr. 4):  14,600,000

3. Ownership Form; Direct (D) or Indirect (I) (Instr. 5): D

4. Nature of Indirect Beneficial Ownership  (Instr. 5):



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v). SEC 1473 (7-96)

FORM 3 (continued)

Table II - Derivative Securities Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)


1. Title of Derivative Security (Instr. 4):  Warrant


2. Date Exercisable and Expiration Date (Month/Day/Year)

Date Exercisable: (The Warrant cannot be exercised by Laidlaw Inc. (unless there is a change in control of Allied Waste Industries, Inc.), but can be exercised by any other holder thereof at any time prior to its expiration.)

Expiration Date: 12/30/08


3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)

Title: Common Stock

Amount or Number of Shares: 20,400,000

4. Conversion or Exercise Price of Derivative Security:  $8.25

5. Ownership Form of Derivative Security: Direct (D) or Indirect (I)
(Instr. 5): D


6. Nature of Indirect Beneficial Ownership (Instr. 5)


1. Title of Derivative Security (Instr. 4)

$150 Million 7% Junior Subordinated Debenture due 2008. (Certain interest payments and prepayment upon a Change in Control (as defined) of Allied Waste Industries, Inc. may be made under certain circumstances by delivering common stock of Allied Waste Industries, Inc. in accordance with the terms of the Debenture and a Subscription Agreement among the parties dated December 30, 1996.)

2. Date Exercisable and Expiration Date (Month/Day/Year)

Date Exercisable:

Expiration Date:


3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)

Title:

Amount or Number of Shares:

4. Conversion or Exercise Price of Derivative Security:

5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5):


6. Nature of Indirect Beneficial Ownership (Instr. 5)



1. Title of Derivative Security (Instr. 4)

Zero Coupon Junior Subordinate Debenture due 2008.
(Prepayment upon a Change in Control (as defined) of Allied Waste Industries, Inc. may be made under certain circumstances by delivering common stock of Allied Waste Industries, Inc. in accordance with the terms of the Debenture and a Subscription
Agreement among the parties dated December 30, 1996.)

2. Date Exercisable and Expiration Date (Month/Day/Year)

Date Exercisable:

Expiration Date:



3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)

Title:

Amount or Number of Shares:

4. Conversion or Exercise Price of Derivative Security:

5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5):

6. Nature of Indirect Beneficial Ownership (Instr. 5)


Explanation of Responses:


LAIDLAW INC.

By:  /s/ Ivan R. Cairns
     ---------------------------
     Ivan R. Cairns, Senior Vice President/General Counsel
     **Signature of Reporting Person


01/03/97
----------------------
Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

SEC 1473 (7/96)